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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              PENNACO ENERGY, INC.
                       (Name of subject company (issuer))

                        MARATHON OIL ACQUISITION 1, LTD.,
                          a wholly owned subsidiary of
                              MARATHON OIL COMPANY,
                          a wholly owned subsidiary of
                                 USX CORPORATION
                      (Names of filing persons (offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                         (Title of class of securities)

                                    708046107
                                 (CUSIP number)

                             WILLIAM F. SCHWIND, JR.
                              MARATHON OIL COMPANY
                              5555 SAN FELIPE ROAD
                            HOUSTON, TEXAS 77056-2723
                                 (713) 629-6600
                     (Name, address and telephone number of
                    person authorized to receive notices and
                   communications on behalf of filing persons)

                                    Copy to:

                              R. JOEL SWANSON, JR.
                               BAKER BOTTS L.L.P.
                                 ONE SHELL PLAZA
                                  910 LOUISIANA
                            HOUSTON, TEXAS 77002-4995
                                 (713) 229-1234

                            CALCULATION OF FILING FEE

           Transaction Valuation*                 Amount of Filing Fee**
           ----------------------                 ----------------------
                $426,012,071                              $85,203

-----------------
*    For purposes of calculating amount of filing fee only. This amount assumes
     (i) the purchase of all outstanding shares of common stock, par value $.001 per share ("Common Stock"), of Pennaco Energy, Inc. (19,641,286 shares at December 21, 2000) at a purchase price of $19.00 per share, (ii) the payment of cash in respect of outstanding options to purchase shares of Common Stock (3,931,536 shares at December 21, 2000) equal to $19.00 per share less the weighted average exercise price of such options of $5.89 per share and (iii) the payment of cash in respect of warrants to purchase shares of Common Stock (90,000 shares as of December 21, 2000) equal to $19.00 per share less the weighted average exercise price of such warrants of $4.72 per share.
** The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.
[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing registration statement number, or the Form or Schedule and the date of its filing.
                  Amount Previously Paid:                  Filing Party:
                  Form or Registration No.:                Date Filed:
[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
     [x]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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         This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Marathon Oil Acquisition 1, Ltd., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Marathon Oil Company, an Ohio corporation ("Marathon") and a wholly owned subsidiary of USX Corporation, a Delaware Corporation ("USX"), to purchase all outstanding shares of common stock, par value $.001 per share (the "Common Stock"), of Pennaco Energy, Inc., a Delaware corporation ("Pennaco"), including the associated common share purchase rights issued pursuant to the Rights Agreement dated as of February 24, 1999, as amended as of December 22, 2000, between Pennaco and Computershare Investor Services, L.L.C. (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $19.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which are annexed to and filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively.
This Schedule TO is being filed on behalf of Purchaser, Marathon and USX.

         All information set forth in the Offer to Purchase, including all schedules thereto, is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 10. FINANCIAL STATEMENTS.

         Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         (b) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

ITEM 12. MATERIALS TO BE FILED AS EXHIBITS.

(a)(1) -- Offer to Purchase dated January 8, 2001

(a)(2) -- Form of Letter of Transmittal

(a)(3) -- Form of Notice of Guaranteed Delivery

(a)(4) -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5) -- Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6) -- Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9

(a)(7) -- Summary Advertisement as published in The Wall Street Journal on January 8, 2001

(b)    -- None

(d) -- Agreement and Plan of Merger, dated as of December 22, 2000, among Marathon Oil Acquisition 1, Ltd., Marathon Oil Company and Pennaco Energy, Inc.

(g)    -- None

(h)    -- None

ITEM 13.   INFORMATION REQUIRED BY SCHEDULE 13E-3.

           Not applicable.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 8, 2001

                                        MARATHON OIL ACQUISITION 1, LTD.


                                        By: /s/ John T. Mills
                                           -------------------------------------
                                           John T. Mills
                                           Vice President


                                        MARATHON OIL COMPANY


                                        By: /s/ Clarence P. Cazalot, Jr.
                                           -------------------------------------
                                           Clarence P. Cazalot, Jr.
                                           President


                                        USX CORPORATION


                                        By: /s/ Clarence P. Cazalot, Jr.
                                           -------------------------------------
                                           Clarence P. Cazalot, Jr.
                                           Vice Chairman













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                                INDEX OF EXHIBITS

EXHIBIT NO.                         DOCUMENT
-----------                         --------
(a)(1) -- Offer to Purchase dated January 8, 2001

(a)(2) -- Form of Letter of Transmittal

(a)(3) -- Form of Notice of Guaranteed Delivery

(a)(4) -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5) -- Form of Letter to Clients for Use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Other Nominees

(a)(6) -- Guidelines for Certification of Taxpayer Identification Number of
          Substitute Form W-9

(a)(7) -- Summary Advertisement as published in The Wall Street Journal on
          January 8, 2001

(d)    -- Agreement and Plan of Merger, dated as of December 22, 2000, among
          Marathon Oil Acquisition 1, Ltd., Marathon Oil Company and Pennaco
          Energy, Inc.